

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2021

Gregory D. Johnson
Chief Executive Officer and Co-President
O'Reilly Automotive, Inc.
233 South Patterson Avenue
Springfield, Missouri 65802

      Re: O'Reilly Automotive, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed February 26, 2021
          File No. 000-21318

Dear Mr. Johnson:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 26

1.   Please tell us your consideration of reporting revenue by product and services, or groups of similar products and services, such as undercar hard parts and appearance and accessories, pursuant to ASC 280-10-50-40.

Gregory D. Johnson
O'Reilly Automotive, Inc.
December 21, 2021
Page 2

<u>Item 8. Financial Statements and Supplementary Data</u>
<u>Note 1. Summary of Significant Accounting Policies</u>
<u>Litigation accruals, page 53</u>

2.   It appears based on your disclosure that you only accrue for litigation losses that are material. Please tell us and revise your disclosure to clarify that your litigation accrual policy is in accordance with ASC 450-20-25-2.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 if you have questions regarding the comments.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services